Exhibit 99.4

Kristopher J. Raffle, B.Sc., P. Geo.
APEX Geoscience Ltd.
Suite 1278, 885 West Georgia St.
Vancouver, British Columbia, Canada
V6C 3E8

CONSENT OF QUALIFIED PERSON

I, Kristopher J. Raffle, B.Sc., P. Geo., consent to the public filing of the technical report titled "Technical Report on the Tuligtic Project, Puebla State, Mexico" and dated 12 February 2014 (the "Technical Report") by Almaden Minerals Ltd.

I also consent to any extracts from or a summary of the Technical Report in the January 22, 2014 news release of Almaden Minerals Ltd.

I confirm that I have read the January 22, 2014 news release filed by Almaden Minerals Ltd. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 28th day of February, 2014.

______________________________
 Kristopher J. Raffle, B.Sc., P. Geo.